Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177963
JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 9 DATED AUGUST 26, 2013
TO THE PROSPECTUS DATED MARCH 28, 2013

This Supplement No. 9 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this Supplement No. 9 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•an update to the "Experts" section of our prospectus; and
•financial statements of CEP Investors XII, LLC.
Experts Information
The financial statements of CEP Investors XII, LLC as of December 31, 2011 and 2010 and for each of the two years in the period ended December 31, 2011, included in this Supplement No. 9 have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Financial Statements of CEP Investors XII, LLC
The prospectus is hereby supplemented with the following separate financial statements of CEP Investors XII LLP.

CEP Investors XII LLC
(A Delaware limited liability company)
Financial Statements
December 4, 2012 (unaudited), December 31, 2011 and December 31, 2010

Report of Independent Auditors

To the Members of
CEP Investors XII LLC

In our opinion, the accompanying balance sheets and the related statements of operations, of members’ capital and of cash flows present fairly, in all material respects, the financial position of CEP Investors XII LLC (the “Company”) at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
March 8, 2012

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL,60606
T: (312)298 2000, F: (312) 298 2001, www.pwc.com/us

CEP INVESTORS XII LLC (A Delaware Limited Liability Company) BALANCE SHEETS AS OF DECEMBER 4, 2012 (UNAUDITED) AND DECEMBER 31, 2011
	December 4, 2012	December 31, 2011
ASSETS	(Unaudited)
Investments in real estate
Land	$21,983,762	$21,983,762
Building and building improvements	42,683,160	42,489,533
Tenant improvements	2,333,647	1,834,937
Total investments in real estate	67,000,569	66,308,232
Less: Accumulated depreciation	(9,319,127)	(7,890,214)
Net investments in real estate	57,681,442	58,418,018
Cash and cash equivalents	849,743	1,257,415
Restricted cash	285,931	360,761
Tenant accounts receivable	48,050	40,379
Deferred charges, net	1,352,487	1,180,733
Acquired above-market leases, net	—	109,094
Deferred rent receivable	1,413,393	1,331,300
Prepaid expenses and other assets	136,995	92,898
TOTAL ASSETS	$61,768,041	$62,790,598
LIABILITIES AND MEMBERS' CAPITAL	$ 54,869,150	$ 55,633,493
Mortgage note	$54,130,121	$54,869,150
Accounts payable and other accrued expenses	941,666	462,064
Security deposits	540,469	475,043
Prepaid rents	46,711	330,839
Acquired below-market leases, net	155,591	269,787
Other liabilities	91,339	84,495
TOTAL LIABILITIES	55,905,897	56,491,378
Commitments and contingencies (Note 6)	—	—
Members' capital	5,862,144	6,299,220
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$61,768,041	$62,790,598

The accompanying notes are an integral part of these financial statements.

CEP INVESTORS XII LLC (A Delaware Limited Liability Company) STATEMENTS OF OPERATIONS FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED), AND YEARS ENDED DECEMBER 31, 2011 AND 2010
	January 1, 2012 through December 4, 2012	Year ended December 31, 2011	Year ended December 31, 2010
	(Unaudited)
Revenues
Rental	$7,785,259	$7,891,340	$8,142,485
Tenant reimbursements	492,375	378,497	622,626
Total revenues	8,277,634	8,269,837	8,765,111
Operating expenses
Real estate taxes	881,404	724,282	939,540
Property operating	2,880,525	2,941,631	2,914,222
General and administrative	309,166	349,630	360,697
Depreciation and amortization	1,828,462	2,735,600	3,173,771
Total operating expenses	5,899,557	6,751,143	7,388,230
Operating income	2,378,077	1,518,694	1,376,881
Other income (expenses)
Interest expense	(2,847,246)	(3,148,731)	(3,183,822)
Other income	32,093	26,883	22,491
Total other income (expenses)	(2,815,153)	(3,121,848)	(3,161,331)
Net loss	$(437,076)	$(1,603,154)	$(1,784,450)

The accompanying notes are an integral part of these financial statements.

CEP INVESTORS XII LLC
(A Delaware Limited Liability Company)
STATEMENTS OF MEMBERS' CAPITAL
FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED), AND YEARS ENDED DECEMBER 31, 2011 AND 2010

	ELPF/111 Sutter Holdings, LLC	EPI Investor XII LLC	Total
Members' capital, at January 1, 2010	$9,582,196	$104,628	$9,686,824
Net loss	(1,784,450)	—	(1,784,450)
Members' capital, at December 31, 2010	7,797,746	104,628	7,902,374
Net loss	(1,603,154)	—	(1,603,154)
Members' capital, at December 31, 2011	6,194,592	104,628	6,299,220
Net loss (unaudited)	(437,076)	—	(437,076)
Members' capital, at December 4, 2012 (unaudited)	$5,757,516	$104,628	$5,862,144

The accompanying notes are an integral part of these financial statements.

CEP INVESTORS XII LLC (A Delaware Limited Liability Company) STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED), AND YEARS ENDED DECEMBER 31, 2011 AND 2010
	January 1 through December 4,	Year ended December 31,	Year ended December 31,
	2012	2011	2010
	(Unaudited)
Cash flows from operating activities
Net loss	$(437,076)	$(1,603,154)	$(1,784,450)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	1,428,913	1,408,717	1,270,962
Amortization of leasing commissions	399,548	318,211	173,655
Amortization of acquired in-place leases	—	1,008,672	1,729,154
Amortization of above and below market leases	(5,102)	473,842	1,130,438
Amortization of financing fees	52,619	57,403	57,402
Deferred rent receivable	(82,093)	43,681	(67,474)
Accretion of asset retirement obligation	6,844	6,331	5,857
Net changes in assets and liabilities
Tenant accounts receivable	(7,671)	(7,246)	(10,310)
Prepaid expenses and other assets	(44,097)	6,529	34,580
Accounts payable and other accrued expenses and security deposits	351,483	282,928	229,350
Prepaid rents	(284,128)	133,714	(319,516)
Net cash provided by operating activities	1,379,240	2,129,628	2,449,648
Cash flows from investing activities
Additions to real estate investments	(498,792)	(517,727)	(756,488)
Restricted cash	74,830	(360,761)	—
Leasing costs	(623,921)	(681,099)	(470,539)
Net cash used in investing activities	(1,047,883)	(1,559,587)	(1,227,027)
Cash flows from financing activities
Principal payment of mortgage note	(739,029)	(764,343)	(366,507)
Net cash used in financing activities	(739,029)	(764,343)	(366,507)
Net (decrease) increase in cash and cash equivalents	(407,672)	(194,302)	856,114
Cash and cash equivalents
Beginning of year	1,257,415	1,451,717	595,603
End of year	$849,743	$1,257,415	$1,451,717
Supplemental disclosure of cash flow information
Interest paid	$2,786,932	$3,084,997	$3,120,563
Supplemental disclosure of noncash investing activities
Additions to real estate investments included in accounts payable and other accrued expenses	$223,733	$30,188	$160,486

The accompanying notes are an integral part of these financial statements.

CEP INVESTORS XII LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 4, 2012 (UNAUDITED), DECEMBER 31, 2011 AND 2010 AND FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED), AND YEAR ENDING DECEMBER 31, 2011 AND 2010

1.     Organization

CEP Investors XII LLC, a Delaware limited liability company (the “Company”) was formed on January 29, 1999, for the purpose of acquiring, managing, owning, leasing, and renovating a 22-story office building located at 111 Sutter Street, San Francisco, California (the “Property”). The members, EPI Investors XII LLC, a California limited liability company (“EPI”), and CFSC Capital Corp. LW, a Delaware corporation (“CFSC”), held 1.88% and 98.12% interests, respectively.

On March 29, 2005, EPI and ELPF/111 Sutter Holdings, LLC, a Delaware limited liability company which is owned by Jones Lang LaSalle Income Property Trust, Inc. (formerly known as Excelsior LaSalle Property Fund, Inc. and referred to as “JLLIPT”), entered into a purchase agreement with CFSC to acquire 100% of CFSC’s interest in the Company. JLLIPT and EPI paid $24,645,510 and $2,975,046, respectively, and the Company paid $4,083,174 to CFSC resulting in a 100% acquisition of CFSC’s interest.

Simultaneously, the limited liability company agreement was amended and restated with EPI and JLLIPT as the members of the Company with 20% and 80% membership interests, respectively. EPI remained as the managing member.

At the close of business on December 4, 2012, JLLIPT acquired EPI's 20% interest in the Company. The purchase price for the 20% interest was $22,000,000 (unaudited) plus the assumption of the mortgage note.
The Company will remain in existence until terminated by written approval of the member, the sale or disposition of all assets, or judicial dissolution.

Member contributions, profits, losses, and cash distributions are allocated among the members in accordance with the LLC agreement.

For the period from January 1, 2012 to December 4, 2012, and the period then ended, the Company did not meet the criteria of a significant subsidiary to JLLIPT and as a result, the financial statements for the period are unaudited.

2.     Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include purchase price allocations, the realizability of accounts and deferred rent receivable, useful lives of property for purposes of determining depreciation expense, and assessments as to whether there is impairment in the value of long-lived assets. Actual results could differ from those estimates.

Initial Investment
The Company used estimates of future cash flows and other valuation techniques to allocate the purchase price of the acquired property among land, building, and other identifiable asset and liability intangibles. The Company recorded land and building values using an as-if-vacant methodology. The Company recorded above-market and below-market in-place lease values for the acquired property based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 4, 2012 (UNAUDITED), DECEMBER 31, 2011 AND 2010 AND FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED), AND YEAR ENDING DECEMBER 31, 2011 AND 2010

place leases and (2) the Company’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The Company amortizes the capitalized above-market lease values as a reduction of minimum rents over the remaining noncancelable terms of the respective leases. The Company amortizes the capitalized below-market lease values as an increase to rental revenues over the term of the respective leases. Should a tenant terminate its lease prior to the contractual expiration, the unamortized portion of the above-market and below-market in-place lease value is immediately charged to rental revenues.

The Company measured the aggregate value of other intangible assets acquired based on the difference between (1) the property valued with existing in-place leases and (2) the property valued as if vacant. The Company’s estimates of value were made using methods similar to those used by independent appraisers, primarily discounted cash flow analysis. Factors considered by the Company in its analysis included an estimate of carrying costs during the hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. The Company also considered information obtained about the property as a result of the pre-reorganization due diligence, marketing, and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, the Company included estimates of lost rentals during the expected lease-up periods depending on specific local market conditions and costs to execute similar leases including leasing commissions, legal, and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction. The Company amortizes the value of in-place leases to expense over the remaining initial terms of the respective leases, which generally range from 3 to 15 years.

The Company allocated the purchase price to acquired intangible assets, which included in-place lease intangibles and acquired above-market in-place lease intangibles. In-place lease intangibles and above-market intangibles were fully amortized as of December 4, 2012. The acquired intangible liabilities represent acquired below-market in-place leases which are reported net of accumulated amortization of $1,424,958 and $1,310,762 at December 4, 2012 (unaudited) and December 31, 2011, respectively, in the accompanying balance sheets.

Future amortization related to intangible liabilities as of December 31, 2011 is as follows:

	Acquired Above-Market Leases	Acquired Below-Market Leases
Year Ending December 31,
2012	$109,094	$(124,578)
2013	—	(116,693)
2014	—	(28,516)
Total	$109,094	$(269,787)

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 4, 2012 (UNAUDITED), DECEMBER 31, 2011 AND 2010 AND FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED), AND YEAR ENDING DECEMBER 31, 2011 AND 2010

Future amortization related to intangible liabilities as of December 4, 2012 (unaudited) is as follows:

Acquired Below-Market Leases

December 2012	$(10,382)
Year ending December 31, 2013	(116,693)
Year ending December 31, 2014	(28,516)
Total	$(155,591)

Cash and Cash Equivalents
The Company maintains a portion of its cash in bank deposit accounts, which, at times, may exceed the federally insured limits. No losses have been experienced related to such accounts. The Company believes it places its cash with quality financial institutions and is not exposed to any significant concentration of credit risk. Cash equivalents include all cash and liquid investments with an initial maturity of three months or less.

Restricted Cash
Restricted cash consists of cash held to fund operating property insurance expenses and real estate taxes expenses, as required by the mortgage note agreement.

Investments in Real Estate
Investments in real estate are recorded at cost. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements, which improve and/or extend the useful life of the asset, are capitalized at cost and depreciated over their estimated useful life.

Depreciation of the building and improvements is provided by the straight-line method over the useful life of 40 years. Tenant improvements are recorded at cost and depreciated by the straight- line method over the lesser of lives of the related leases, ranging from 1 to 7 years, or over the estimated useful life of the improvements.

The Company reviews the Property for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flow, before interest, the Company would recognize an impairment loss equal to the difference between its carrying amount and its fair value. If an impairment was recognized, the reduced carrying amount of the asset would be accounted for as its new cost. For a depreciable asset, the new cost would be depreciated over the asset’s remaining useful life. Generally, fair values are estimated using a discounted cash flow, direct capitalization or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would affect the recorded amounts of the Property. As of December 4, 2012 (unaudited), December 31, 2011 and December 31, 2010, the Company was not aware of any events or changes in circumstances that indicate the carrying amount of the Property may not be recoverable.

Deferred Charges, Net
Deferred charges include deferred leasing commissions and deferred loan costs. Deferred leasing commissions are recorded at cost and amortized over the lives of the related leases. Deferred loan costs are recorded at cost and amortized on a basis which approximates the effective interest method over the term of the note payable. Accumulated amortization of deferred leasing commissions and deferred loan costs was $1,130,541 and $432,681, respectively, at December 4, 2012 (unaudited) and $730,993 and $380,062, respectively, at December 31, 2011.

Revenue Recognition
Rental revenue is recognized using the straight-line method over the terms of the related lease agreements including free rent periods. Differences between rental revenue earned and the amount due under the respective lease agreements are credited or charged, as applicable, to deferred rent receivable. Rental payments received prior to their recognition as income are classified as prepaid rents. In addition, certain tenants are required to pay their pro rata share of the Property’s operating expenses and/or other expenses, and the Company recognizes such payments as tenant reimbursements revenue when earned. Tenants are billed for operating expenses in accordance with the related lease

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 4, 2012 (UNAUDITED), DECEMBER 31, 2011 AND 2010 AND FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED), AND YEAR ENDING DECEMBER 31, 2011 AND 2010

agreements.

Income Taxes
The Company is organized as a limited liability company and therefore is treated as a partnership for federal and state income tax purposes. The results of operations of the Company are included in the income tax returns of the members and, consequently, no provisions for income taxes have been made at the Company level.

Real Estate Taxes
The Company's real estate taxes are expensed as billed. In 2011, the taxing authority reduced the assessed value of the Property for 2009 and 2010 resulting in a combined real estate tax refund of $246,913. As a result of the change in real estate taxes, the Company performed a reconciliation of tenant reimbursements revenue for the affected periods which resulted in a refund due to tenants in the amount of $75,316. The tenant refund was recorded as a decrease to tenant reimbursements revenue during the year ended December 31, 2011.

Asset Retirement Obligation
Certain areas of the Property contain asbestos. Although the asbestos is appropriately contained in accordance with current environmental regulations, the Company’s practice is to remediate the asbestos upon the renovation or redevelopment of the Property. Accordingly, the Company has determined that the Property meets the criteria for recording a liability and has recorded an asset retirement obligation aggregating $91,339 (unaudited) and $84,495 as of December 4, 2012 and December 31, 2011, respectively, which is included in Other Liabilities in the accompanying balance sheets.

3.     Mortgage Note

On June 17, 2005, the Company entered into a mortgage note agreement (“Mortgage Note”) for
$56,000,000. The Mortgage Note is collateralized by the Property and all of its assets and bears interest at a fixed rate of 5.58%. The Mortgage Note matures on July 1, 2015. The Company was in compliance with all debt covenants under the Mortgage Note as of December 4, 2012 (unaudited).

Future minimum principal payments to be paid under the Mortgage Note extending past December 31, 2011, are as follows:

Year Ending December 31,
2012	$808,101
2013	854,364
2014	903,276
2015	52,303,409
Total	$54,869,150

Future minimum principal payments to be paid under the Mortgage Note extending past December 4, 2012, are as follows (unaudited):

December 2012	$69,072
Year ending December 31, 2013	854,364
Year ending December 31, 2014	903,276
Year ending December 31, 2015	52,303,409
Total	$54,130,121

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 4, 2012 (UNAUDITED), DECEMBER 31, 2011 AND 2010 AND FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED), AND YEAR ENDING DECEMBER 31, 2011 AND 2010

4.     Future Minimum Lease Payments

Future minimum lease payments to be received under noncancelable operating leases extending past December 31, 2011, are as follows:

Year Ending December 31,
2012	$8,053,389
2013	6,774,563
2014	5,064,248
2015	3,571,082
2016	1,840,343
Thereafter	3,678,370
Total	$28,981,995

The Property was 90% (unaudited) leased and occupied by 24 tenants at December 31, 2011, six of whom accounted for approximately 49% of the total rental revenue. The Property was 88% (unaudited) leased and occupied by 21 tenants at December 31, 2010, four of whom accounted for approximately 54% of the total rental revenue.

Future minimum lease payments to be received under noncancelable operating leases extending past December 4, 2012 (unaudited), are as follows:

Year Ending December 31,
2013	$9,295,812
2014	7,920,678
2015	6,254,193
2016	3,671,201
2017 and thereafter	5,881,338
Total	$33,023,222

The Property was 95% (unaudited) leased and occupied by 23 tenants at December 4, 2012, six of whom accounted for approximately 56% of the total rental revenue.

5.     Related-Party Transactions

Ellis Partners LLC (“EPL”), an affiliate of EPI, has been retained as the asset manager for the Company. The asset management fee is payable in two components, the first of which is paid in equal monthly installments and the second, a deferred component, is equal to $100,000 and is earned in equal monthly installments and payable after the members have earned a cumulative 9% preferred return. The monthly asset management fee is $24,151. Asset management fees of $265,664 (unaudited), $289,819 and $289,819 were earned during the period from January 1, 2012 through December 4, 2012, and the years ended December 31, 2011 and 2010, respectively, and are included in general and administrative expense in the accompanying statements of operations. The Company had asset management fees payable of $307,481 (unaudited) and $215,818 at December 4, 2012 and December 31, 2011, respectively.

Jones Lang LaSalle Americas, Inc. ("JLL"), an affiliate of ELPF/111 Sutter Holdings, LLC, provides lease brokerage services to the Company. As provided for in the listing agreement, the Company pays JLL commissions based on the square footage and duration of new leases, excluding lease renewals. Leasing commissions of $370,868 (unaudited) and $266,642 were paid to JLL for the period ended December 4, 2012 and year December 31, 2011, respectively, and were capitalized as deferred charges on the accompanying balance sheets. There were no accrued leasing commissions due to JLL as of December 4, 2012 and December 31, 2011.

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 4, 2012 (UNAUDITED), DECEMBER 31, 2011 AND 2010 AND FOR THE PERIOD FROM JANUARY 1, 2012 THROUGH DECEMBER 4, 2012 (UNAUDITED), AND YEAR ENDING DECEMBER 31, 2011 AND 2010

6.     Commitments and Contingencies

Litigation
In the normal course of business, from time to time, the Company is involved in legal actions relating to the ownership and operations of the Property. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on the financial position, results of operations, or cash flows of the Company.

7.     Subsequent Events (Unaudited)

The Company has evaluated subsequent events through August 26, 2013, which is also the date the financial statements were issued. On March 27, 2013, the Company entered into a modification agreement with the existing lender on the Mortgage Note. The modification extended the maturity date by eight years from July 2015 to April 2023, provides for interest-only payments for the first four years of the new term and reduces the fixed-rate interest from 5.58% to 4.50%.